ORKLA

RECEIVED

2009 DEC 17 A 7:10

09047514

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Oslo, 7 December 2009

Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions No.82-3998

SUPPL

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File Number 82-3998).

We, **ORKLA ASA**, File Number 82-3998, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

www.orkla.com

Please let us know if you have any questions.

Thank you.

Kind regards,
ORKLA ASA

Siv M. Skorpen Brekke
VP Investor Relations

12/17

G:\Orkla\InvestorRelations\SEC.doc

Orkla ASA
Postal address P.O.Box 423 Skøyen NO-0213 Oslo
Visiting address Karenslyst allé 6 0278 Oslo
Telephone +47 22 54 40 00
Fax +47 22 54 45 90
www.orkla.com
Organization number NO 910 747 711 VAT

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade – options

On 3 December 2009, in connection with Orkla`s option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

After this transaction, the total number of options issued in Orkla shares is now 15,772,000 in addition to 100,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,562,004 treasury shares.

Orkla ASA
Oslo, 3 December 2009

Contact Orkla Investor Relations:
Rune Helland, Tel: +47 22 54 44 11